Exhibit 10.17.1

FIRST AMENDMENT TO LEASE

This First Amendment To Lease (this "First Amendment") is made and entered into as of the 25th day of April, 2003, by and between Bay Meadows Park Place Investors, LLC, a Delaware limited liability company ("Landlord"), and Siebel Systems, Inc., a Delaware corporation ("Tenant").

Recitals:

A. Landlord (as successor in interest to PW Acquisitions VIII, LLC, a Delaware limited liability company) and Tenant are parties to that certain lease agreement dated as of December 29, 2000 (the "Lease") with respect to certain "Premises" (as more particularly described in the Lease) constituting space within the "Building" (as more particularly described in the Lease) at 1100 Park Place, San Mateo, California, within the "Project" (as more particularly described in the Lease) now known as "Park Place at Bay Meadows", in San Mateo, California. All initial capitalized terms used herein but not herein defined shall have the meaning ascribed to such terms under the Lease.

B. Landlord and Tenant now desire to enter into this First Amendment to amend the Lease to provide, among other things, for (i) the acknowledgement of the Term Commencement Date as January 1, 2003, and (ii) modification of the Base Rent amounts payable under the Lease, in consideration of Tenant's making the "Reduction Payments" (as hereinafter defined) to Landlord as provided herein, all as more particularly set forth herein.

Now, Therefore, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Landlord and Tenant agree as follows:

    The Term Commencement Date is hereby acknowledged to have occurred on January 1, 2003.

    Effective as of May 1, 2003, Base Rent payable under the Lease shall be reduced to equal Three Hundred Ninety-Seven Thousand Eighty-Nine Dollars ($397,089.00) per month (based on $3.15 per month per rentable square foot in the Premises). Base Rent, as so reduced, shall be subject to increase on January 1, 2004 and on each January 1 thereafter occurring during the Term (each, an "Adjustment Date") to equal one hundred three percent (103%) of the monthly Base Rent in effect immediately prior to the applicable Adjustment Date. In consideration of the reduction in the Base Rent pursuant hereto, Tenant hereby agrees to pay to Landlord the following amounts (each a "Reduction Payment" and collectively, the "Reduction Payments"): (a) on or before April 24, 2003, Tenant shall pay to Landlord the sum of Thirteen Million One Hundred Seven Thousand Four Hundred Twenty-Nine Dollars ($13,107,429.00), (b) on or before July 1, 2003, Tenant shall pay to Landlord the sum of Thirteen Million Four Hundred Thirty-Two Thousand Three Hundred Six Dollars ($13,432,306.00), and (c) on or before October 1, 2003, Tenant shall pay to Landlord the sum of Thirteen Million Seven Hundred Sixty-Eight Thousand Six Hundred Forty-Eight Dollars ($13,768,648.00). In the event Tenant fails to make any Reduction Payment as specified herein, Landlord shall have the right to make an independent claim against Tenant in the amount of the Reduction Payment, together with interest accrued on such delinquent sums from the date owed hereunder at the rate of 12% per annum, and any attorneys' fees incurred by Landlord in connection with such claim; provided, however, that the failure by Tenant to make any Reduction Payment shall not effect the reduction in the Base Rent as described above and shall not constitute an Event of Default under the Lease, and the term "independent claim" as used herein shall expressly exclude any rights or remedies of Landlord in its capacity as landlord contained in the Lease. The parties further agree to hereafter negotiate in good faith respecting the possibility of further restructuring of the timing of Tenant's obligation for making the third of the Reduction Payments, provided that any agreement as to such further restructuring shall be subject to approval by both parties, each acting in its respective reasonable discretion, and failure of the parties to reach agreement on such further restructuring shall not in any manner (i) limit the effectiveness of this First Amendment or (ii) limit Tenant's obligation to make the Reduction Payments by the dates specified herein.

    Landlord's address for receipt of notices and payments under the Lease is hereby modified to be as follows:

    Bay Meadows Park Place Investors, LLC
    1200 Park Place, Suite 200
    San Mateo, CA 94403
    Attn: Mr. Terrence E. Fancher

    Except as specifically amended by this First Amendment, the Lease shall continue in full force and effect. In the event of any conflict between the provisions of the Lease and the provisions of this First Amendment, the provisions of this First Amendment shall prevail.

    This First Amendment may be executed in any number of counterparts, each of which shall be deemed to be an original, but any number of which, taken together, shall constitute one and the same instrument.

In Witness Whereof, Landlord and Tenant have entered into this First Amendment as of the date first written above.

LANDLORD Bay Meadows Park Place Investors, LLC, a Delaware limited liability company By: /s/ Kristin H. Gardner Print Name: Kristin H. Gardner Its: Vice President	TENANT Siebel Systems, Inc. a Delaware corporation By: /s/ Kenneth Goldman Print Name: /s/ Kenneth Goldman Its: CFO By: /s/ Jeffrey T. Amann Print Name: Jeffrey T. Amann Its: SVP & General Counsel